

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________.

Commission file number: 000-54133

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Ruston 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Century Next Financial Corporation
505 North Vienna Street
Ruston, Louisiana 71270

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Bank of Ruston 401(k) Plan (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2012

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Bank of Ruston 401(k) Plan

June 10, 2013

By: [signature]
Benjamin L. Denny, on behalf of
Bank of Ruston as the Plan Administrator

SUMMARY ANNUAL REPORT FOR
BANK OF RUSTON 401(K) PLAN

This is a summary of the annual report for the Bank of Ruston 401(k) Plan (Employer Identification Number 72-0306115) for the plan year January 1, 2012 through December 31, 2012. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust fund. Plan expenses were $21,151. These expenses included $9,216 in administrative expenses and $11,419 in benefits paid to participants and beneficiaries, and $516 in other expenses. A total of 41 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,955,160 as of the end of the plan year, compared to $1,695,189 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $259,971. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $281,122, including employer contributions of $73,263, employee contributions of $151,899, other contributions/other income of $50,000 and earnings from investments of $5,960.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning January 1, 2012 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500 were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

Reliance Trust Company	$ 721,770

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually, qualifying employer securities and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact Mr. G. Randall Allison, who is a representative of the plan administrator, at 505 North Vienna, Ruston, LA 71270 and phone number, 318-255-3733.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates is included in this report.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Mr. G. Randall Allison, who is a representative of the plan administrator, at 505 North Vienna, Ruston, LA 71270 and phone number, 318-255-3733.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: 505 North Vienna, Ruston, LA 71270, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

OMB Nos. 1210-0110
1210-0089

2012

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A This return/report is for:
- ☐ a multiemployer plan;
- ☐ a multiple-employer plan; or
- ☒ a single-employer plan;
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report;
- ☐ the final return/report;
- ☐ an amended return/report;
- ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . ▶ ☐

D Check box if filing under:
- ☐ Form 5558;
- ☐ automatic extension;
- ☐ the DFVC program;
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan
Bank of Ruston 401(k) Plan

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan
07/01/2010

2a Plan sponsor's name and address; include room or suite number (employer, if for a single-employer plan)
BANK OF RUSTON

505 NORTH VIENNA

RUSTON LA 71270

2b Employer Identification Number (EIN)
72-0306115

2c Sponsor's telephone number
318-255-3733

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature]	06/07/2013	G. Randall Allison
	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE	[signature]	06/07/2013	G. RANDALL ALLISON
	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE			
	Signature of DFE	Date	Enter name of individual signing as DFE

Preparer's name (including firm name, if applicable) and address; include room or suite number. (optional)

Preparer's telephone number (optional)

3a Plan administrator's name and address ☐ Same as Plan Sponsor Name ☐ Same as Plan Sponsor Address

BANK OF RUSTON

505 NORTH VIENNA

RUSTON LA 71270

3b Administrator's EIN
72-0306115

3c Administrator's telephone number
318-255-3733

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:

a Sponsor's name

4b EIN

4c PN

5	Total number of participants at the beginning of the plan year	**5**	37
6	Number of participants as of the end of the plan year (welfare plans complete only lines **6a, 6b, 6c,** and **6d**).		
a	Active participants	**6a**	36
b	Retired or separated participants receiving benefits	**6b**	0
c	Other retired or separated participants entitled to future benefits	**6c**	5
d	Subtotal. Add lines **6a**, **6b**, and **6c**	**6d**	41
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**6e**	0
f	Total. Add lines **6d** and **6e**	**6f**	41
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	37
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	3
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristics Codes in the instructions:
2E 2F 2G 2J 2K 3D 2T

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristics Codes in the instructions:

9a Plan funding arrangement (check all that apply)
- (1) ☐ Insurance
- (2) ☐ Code section 412(e)(3) insurance contracts
- (3) ☒ Trust
- (4) ☐ General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) ☐ Insurance
- (2) ☐ Code section 412(e)(3) insurance contracts
- (3) ☒ Trust
- (4) ☐ General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules
- (1) ☒ **R** (Retirement Plan Information)
- (2) ☐ **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
- (3) ☐ **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules
- (1) ☐ **H** (Financial Information)
- (2) ☒ **I** (Financial Information – Small Plan)
- (3) ☐ ___ **A** (Insurance Information)
- (4) ☐ **C** (Service Provider Information)
- (5) ☒ **D** (DFE/Participating Plan Information)
- (6) ☐ **G** (Financial Transaction Schedules)

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2012

This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan
BANK OF RUSTON 401(K) PLAN

B Three-digit plan number (PN) ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
BANK OF RUSTON

D Employer Identification Number (EIN)
72-0306115

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**
(Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: STABLE VALUE FUND

b Name of sponsor of entity listed in (a): INVESCO NATIONAL TRUST COMPANY

c EIN-PN 84-1142974 001	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	91782

a Name of MTIA, CCT, PSA, or 103-12 IE: NASDAQ 100 INDX R NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 032	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	25464

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P MIDCAP R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 089	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	43188

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P 500 R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 097	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	69670

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL SMALL CAP R INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 096	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	25533

a Name of MTIA, CCT, PSA, or 103-12 IE: REIT INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 352	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	24698

a Name of MTIA, CCT, PSA, or 103-12 IE: US INFLATION PRO BOND INDX NL SF CL

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 04-0025081 076	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	45198

a Name of MTIA, CCT, PSA, or 103-12 IE: US BOND INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 177	C	40297

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2050 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 203	C	5319

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2045 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 201	C	25681

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2040 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 199	C	3409

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2035 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 197	C	514

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2030 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 195	C	601

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2025 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 193	C	82050

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2020 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 191	C	4130

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2015 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 189	C	2025

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2010 NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)
90-0337987 187	C	283

a Name of MTIA, CCT, PSA, or 103-12 IE: INTL INDX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 157	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 33274

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT INCOME NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET GLOBAL ADVISORS

c EIN-PN 90-0337987 185	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 10444

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	d Entity code	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II **Information on Participating Plans (to be completed by DFEs)**
(Complete as many entries as needed to report all participating plans)

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).	2012
Department of Labor Employee Benefits Security Administration	▶ File as an attachment to Form 5500.	This Form is Open to Public Inspection
Pension Benefit Guaranty Corporation		

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan	B Three-digit plan number (PN) ▶	003
BANK OF RUSTON 401(K) PLAN		
C Plan sponsor's name as shown on line 2a of Form 5500	D Employer Identification Number (EIN)	
BANK OF RUSTON	72-0306115	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	1695189	1955160
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	1695189	1955160
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	73263	
(2) Participants	2a(2)	151899	
(3) Others (including rollovers)	2a(3)	50000	
b Noncash contributions	2b		
c Other income	2c	5960	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		281122
e Benefits paid (including direct rollovers)	2e	11419	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h	9216	
i Other expenses	2i	516	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		21151
k Net income (loss) (subtract line 2j from line 2d)	2k		259971
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1161797
e Participant loans	3e	X		71592

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		2000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)

Part III Trust Information (optional)

6a Name of trust	**6b** Trust's EIN

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2012

This Form is Open to Public Inspection.

For calendar plan year 2012 or fiscal plan year beginning 01/01/2012 and ending 12/31/2012

A Name of plan
BANK OF RUSTON 401(K) PLAN

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
BANK OF RUSTON

D Employer Identification Number (EIN)
72-0306115

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 58-1428634 ______________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year........ **3**

Part II Funding Information

(If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)?........ ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 **a** Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived)........ **6a**

b Enter the amount contributed by the employer to the plan for this plan year........ **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)........ **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline?........ ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?........ ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box........ ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs

(see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan?........ ☐ Yes ☐ No

11 **a** Does the ESOP hold any preferred stock?........ ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.)........ ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market?........ ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete lines 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify): ______

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If line 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete lines (a) through (c)

a Enter the percentage of plan assets held as:
Stock: ______% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate line 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):